Exhibit 1

11 March 2004

Sportech PLC

Preliminary Results for the year ended

31 December 2003

Highlights

•

Turnover increased by 6.5% to a record £207.9m (2002: £195.3m).

•

Profit before tax, goodwill amortisation and non operating exceptionals unchanged at £12m; profit before tax £3.5m (2002: £4.6m).

•

Operating profit before goodwill amortisation at £18.6m (2002: £20.2m) impacted by costs associated with the development of the Group and lower horse racing betting margins.  Operating profit £9.5m (2002: £11.4m).

•

Operating cash flow increased to £18.6m (2002: £18.1m).

•

Net debt reduced by £6.6m to £114.7m.

•

Strong cash flow from Football Pools, supporting increased investment in content delivery and new distribution channels, particularly television.

•

Continued progress in development of gaming partnership with ITV:

-

Delivery of customer account registration technology and initial games on the ITVi service in late 2003.

-

Exclusive contract with ITV commenced in March 2004.

-

Expansion of gaming and betting services underway, with joint consumer launch targeted for Summer 2004.

•

Earnings per share before amortisation of goodwill of 1.49p

(2002: 1.97p). Basic EPS was a loss of 0.04p (2002: profit of 0.49p).

George Rushton, Managing Director, Sportech PLC said:

“The year under review has been one of progress.  Our established soft gaming businesses have performed well in a competitive environment and we are continually developing ways of enhancing their appeal.  The start of our exclusive contract with ITV and launch of Littlewoods Bet Direct on Sky Active positions us at the forefront of the interactive television home gaming and betting arena.  This offers exciting potential over the medium to long-term.

The group operates across a wide range of established and new distribution channels and is well positioned to benefit from increasing consumer appetite for both existing and new forms of gaming and betting products.”

- ends -

Enquiries

Sportech PLC

Suzanne Judge, Head of Corporate Communication  0151 288 3059

Bell Pottinger Financial

David Rydell / Charlotte Kirkham   020 7861 3232

CHAIRMAN’S STATEMENT

OPERATING REVIEW

Financial Results

Group operating profit before amortisation of goodwill was lower than last year at £18.6m (2002: £20.2m), operating profit £9.5m (2002: £11.4m).  Overall, this was a satisfactory result as it was impacted by the costs associated with the future development of the Group and disappointing betting margins from horse racing.

Operating cashflow was stronger than last year at £18.6m (2002: £18.1m) enabling us to continue to invest in our growth strategies and pay down debt further.

Strategic Developments

2003 marked both the beginning of the 80th anniversary year of our most popular game, Littlewoods Football Pools, and a year of major product and strategic developments.  Record turnover of £207.9m (2002: £195.3m) reflected, in part, new revenues from the introduction of numerous on-line products, including the on-line casino.  The early profitability and growth prospects for the on-line casino demonstrates the value and strength of the Littlewoods Gaming brand, and its ability to be extended beyond its traditional markets.

During 2003 we also continued to develop our partnership with ITV, investing in the technical and content expertise required to exploit this important opportunity.  Sportech is well positioned to benefit from the increasing popularity of digital viewing and interactive uptake in UK homes at a number of levels.  Our exclusive contract with ITV, whereby Littlewoods Gaming is the principal supplier of all interactive gaming and betting content behind ITV programming across all platforms, commenced at the beginning of March 2004 and we believe will, over the medium to long-term, emerge as a significant business stream.

Technology Patents

In mid 2003, we completed the sale of the Technology Patents Portfolio for $1.5m (£0.9m sterling).  This deal secured value for shareholders and represented the discontinuation of this business with the Group’s focus now entirely on Littlewoods Gaming.

Littlewoods Gaming

Littlewoods Gaming is focused on both entertainment-led gaming and sports betting.

Our Soft Gaming products are entertainment-led with mass market appeal and include in this category Littlewoods Football Pools, Littlewoods Lotto instant win products, Littlewoods on-line casino and poker operations, and television-based gaming.  Our Sports Betting offer comprises our Littlewoods Bet Direct betting business.

A breakdown of the performance of the constituent businesses within the Group follows:

Turnover	Operating Profit*

	2003 £m	2002 £m	2003 £m	2002 £m
Soft Gaming
Football Pools
- Pre Restructuring			25.6	25.6
- Restructuring			(1.3)	(2.0)

Total Football Pools	89.7	100.8	24.3	23.6
Games & Lotteries	12.3	11.4	1.7	1.1

Established Soft Gaming	102.0	112.2	26.0	24.7
Retail Development	--	--	(0.7)	(0.2)
Interactive Development	4.2	--	(3.6)	(2.3)

Total Soft Gaming	106.2	112.2	21.7	22.2

Sports Betting	101.7	83.1	(3.1)	(2.0)

Total before amortisation of goodwill	207.9	195.3	18.6	20.2

Soft Gaming

Soft Gaming operating profit* of £21.7m (2002: £22.2m) was impacted by higher net development costs in the interactive and retail channels of £4.3m (2002: £2.5m).  The combined profits of football pools and games & lotteries increased by 5% to £26.0m (2002: £24.7m) after reduced restructuring costs.  Restructuring costs of £1.3m in 2003 mainly reflect the full integration of Zetters football pools, along with a reorganisation following the disposal of the Rodime Technology Patents business.

Soft Gaming: Football Pools

The underlying operating profit* of Football Pools (pre restructuring) was in line with the previous year at £25.6m, as a result of our continued focus on generating operating efficiencies and initial synergies relating to the Zetters integration.  Whilst the Zetters identity has been retained, operations have now transferred to Littlewoods Football Pools, utilising more fully our call centre and recently implemented scanning technologies.  The rate of decline in football pools turnover was 11% (2002: 15%) reflecting customer retention programmes in the direct and collector channels, along with the full year benefit of Zetters.

The 2003/4 Football season marks the 80th Anniversary of Littlewoods Football Pools, and our game continues to be played by over a million players, in over 40 countries worldwide.  Euro 2004 provides an incremental opportunity for Football Pools, and it is planned to launch themed games across a variety of distribution channels, notably television and the internet, to coincide with the competition.

We continue to explore opportunities to develop further the Football Pools product in order to increase its attraction to new players.

*before goodwill amortisation

Soft Gaming: Games & Lotteries and Retail Development

During 2003 the key development in Games & Lotteries has been the successful operation and extension of our on-line casino, littlewoodscasino.com, which launched in August 2002 and achieved operating profits in line with expectations.

In September 2003, the casino was successfully expanded to provide integrated jackpot products, and in November 2003 poker games and tournaments were launched on

littlewoodspoker.com.  Our combined casino and poker sites now offer a choice of over 70 different games.

Off-line games such as Spot the Ball and Lotto 3/4 continue to be profitable, as a result of lower product and distribution costs.  In addition, charity scratchcards have undergone a major re-design with new stakes and prizes introduced in an effort to revitalise sales.

Extended scratchcard trials with Sainsbury’s and Safeway supermarkets continue, with both retailers having stocked Littlewoods core scratchcards in store for the first time during 2003.

Littlewoods Gaming continues to establish relationships with high profile charities and good causes with broad appeal.  Our Poppy Appeal scratchcard last autumn was a notable success.  We are pleased to announce that the latest of these collaborations is the British Olympic Association scratchcard, which will launch in April 2004 and is aimed at supporting Team GB in Athens this summer.

Sports Betting

Littlewoods Bet Direct currently provides customers with a wide range of betting opportunities across telephone, internet and Sky Digital platforms.  It was pleasing to see organic growth across telephone and internet delivering annual revenues of over £100m for the first time, which at £101.7m was 22% higher than 2002 (2002: £83.1m).  This growth was underpinned by a 10% increase in average telephone stakes and a 35% increase in average internet stakes.  Overall, customer numbers increased to 313,000 (2002: 272,000).  However, this revenue growth was not reflected in retained gross win, principally as a result of a run of poor horse racing results which reduced the gross win rate (GWR) to 7.3% as against 9.6% in 2002.  This is the principal reason why losses increased to £3.1m in 2003 (2002: loss of £2.0m) although there was also the impact of development costs associated with the launch of interactive betting services on attheraces and Sky Active.

Although margins did improve in the second half of the year on telephone betting, the gross win performance was nevertheless disappointing and is being addressed through a number of key actions.  In particular, we aim to reduce the reliance on horse racing by increasing our share of the football betting market, where our GWR over the last two years has been maintained at 11%.  In addition, we are exploiting more betting opportunities in other sports including cricket, tennis, rugby and golf, and the introduction of in-running betting across a number of sports.  We are also launching the Littlewoods Bet Direct presence on ITV, and growing our Sky Active presence, where experience since launch, and we believe of the market generally, points to a GWR above 10 per cent.  The betdirect.net internet site is undergoing a major upgrade with fixed-odds games being introduced on the site from April 2004.

Littlewoods Bet Direct is a well-established brand in the betting marketplace.  While its profit performance this year has been below our expectation, we believe that the actions described will result in a stronger business with continued growth potential.

Interactive Television Gaming

Our betting and gaming partnership with ITV not only offers the unique opportunity to provide gaming directly linked to programming content, it also represents a 24:7 interactive distribution channel for a range of compelling interactive gaming and betting products, available in the home, at the touch of the red button.  The interactive gaming market is already significant and growing fast.

Most significantly, we are introducing our Littlewoods Bet Direct product to ITV’s interactive service.  This will be the only betting service available behind ITV’s football and sports related coverage and we are excited by the prospects of this opportunity.

We plan to introduce a 24:7 Game Zone on the ITV interactive service, which will include a range of non-programme related compelling “pay to play to win” games which viewers can access and enjoy at their leisure.

Development of Littlewoods Game On branded television gaming on ITV has continued to progress.  The trial of games linked to popular programmes “I’m a Celebrity Get Me Out of Here” and “Pop Idol” validated our technology and we look forward to the launch of football-themed games around Euro 2004.  In February 2004, further pre-commencement games were introduced, linked to the popular entertainment show “Love on a Saturday Night” and the new reality/quiz show “24 hour quiz”.

The Littlewoods Game On interactive brand will be strengthened further by the littlewoodsgameon.com gaming site, which offers a wide variety of “pay to play to win” games.  Interactive television and internet registration is interlinked, enabling over 10,000 existing Littlewoods Game On internet customers to log on and play interactive television games utilising their existing Littlewoods Game On account.

Financial Review

Interest

The net interest charge was reduced to £6.6m (2002: £8.2m) reflecting reduced debt and lower rates.

Profit before taxation

Profit before tax, amortisation of goodwill and non-operating exceptionals was in line with 2002 at £12m.  An exceptional profit of £0.6m reflected the completion of the sale of the Technology Patents Portfolio for $1.5m (£0.9m sterling), which was recognised in the first half of the year.  Profit before tax was £3.5m (2002: £4.6m).

Taxation

The tax charge in 2003 has reverted to a more normal 29%, after allowing for goodwill amortisation, whereas the 2002 charge of 13% benefited from adjustments in respect of prior years.

Earnings per Share

The higher tax charge impacted on Earnings per Share (EPS) where the EPS before amortisation of goodwill was 1.49 pence (2002: 1.97 pence).  Basic EPS was a loss of 0.04 pence (2002: profit of 0.49 pence).

Cashflow

Net cash inflow from operating activities increased to £18.6m (2002: £18.1m).  Total capital expenditure during the year was £3.0m (2002: £4.9m) which included further investment in developing games and betting content for interactive television.

Net Debt

Net debt reduced by £6.6m to £114.7m.

Outlook

We remain excited by opportunities across the breadth of our business.  The Football Pools continues to provide strong cash flow, which will be supported by a combination of efficiency measures and marketing programmes.  Our betting operation continues to see growth in customer numbers and revenue but is still performing below its potential.  We believe the action plan we have in place will address this.

We are strongly committed to television gaming and betting and have made a significant investment in this venture.  Initial games are now live on ITV, where we have a long-term exclusive contract.  We look forward to a joint consumer launch with ITV in mid 2004, and the continued extension of the gaming and betting offering during the year.  Sportech is at the vanguard of a brand new entertainment experience and is ideally positioned to grow the interactive betting and gaming market.  Much progress has been made, and we expect that returns will be realised over the medium to long-term, as we compete for a share of what is expected to become a multi-billion pound market by the end of the decade.

We have made a positive start to the new financial year and under the executive leadership of our new Managing Director George Rushton, have great confidence in Sportech’s prospects as we continue to develop new distribution channels & revenue streams.

David Mathewson

Chairman

11 March 2004

Sportech PLC

Consolidated Profit & Loss Account

For the year ended 31 December 2003

		Unaudited	Audited
		2003	2002
	Notes	£m	£m

Group turnover	2	207.9	195.3

Cost of sales		(153.0)	(139.4)

Gross profit		54.9	55.9

Net operating expenses		(45.4)	(44.5)

Operating profit before restructuring costs
and amortisation of goodwill		19.9	22.2
Restructuring costs	3	(1.3)	(2.0)
Amortisation of goodwill		(9.1)	(8.8)

Operating profit		9.5	11.4

Profit on sale of tangible fixed assets	3	--	1.4

Profit on sale of Technology Patents
(discontinued)	4	0.6	--

Net interest payable and similar items		(6.6)	(8.2)

Profit on ordinary activities before taxation	2	3.5	4.6

Tax on profit on ordinary activities	5	(3.7)	(1.7)

Retained (loss)/profit for the financial year		(0.2)	2.9

Earnings per share	6
Basic and diluted		(0.04)p	0.49p
Pre amortisation of goodwill		1.49p	1.97p

All operations are continuing with the exception of the profit on sale of the Technology Patents business.

Sportech PLC

Reconciliation of movement in group shareholders’ funds

For the year ended 31 December 2003

	Unaudited	Audited
	2003	2002
	£m	£m

Shareholders’ funds at 1 January 2003	31.5	28.6

(Loss)/profit for the financial year	(0.2)	2.9

Shareholders’ funds at 31 December 2003	31.3	31.5

Sportech PLC

Consolidated Balance Sheet

As at 31 December 2003

	Unaudited	Audited
	2003	2002
	£m	£m

Fixed assets
Intangible assets	146.4	155.1
Tangible assets	9.1	8.5

	155.5	163.6

Current assets
Stocks	--	0.1
Debtors – due within one year	9.5	8.3
Debtors – due after more than one year	0.7	1.0
Cash at bank and in hand	4.1	6.0

	14.3	15.4

Creditors
Amounts falling due within one year	(44.3)	(43.5)

Net current liabilities	(30.0)	(28.1)

Total assets less current liabilities	125.5	135.5

Creditors
Amounts falling due after more than one year	(94.2)	(104.0)

	31.3	31.5

Capital and reserves
Called up share capital	29.6	29.6
Profit & loss account	1.7	1.9

Total shareholders’ funds	31.3	31.5

Sportech PLC

Consolidated Cash Flow Statement

For the year ended 31 December 2003

Unaudited	Audited
2003	2002

	Notes	£m	£m	£m	£m

Net cash inflow from operating activities	7		18.6		18.1

Returns on investments and servicing of finance:
Interest received		0.2		0.2
Interest paid		(6.5)		(8.3)

Net cash outflow from returns on
investments and servicing of finance			(6.3)		(8.1)

Taxation			(3.1)		(2.6)

Capital expenditure and financial investment:
Purchase of tangible fixed assets		(2.6)		(4.1)
Purchase of intangible fixed assets		(0.4)		(0.8)
Sale of tangible fixed assets		0.1		2.6
Sale of Technology Patents	4	0.6		--

Net cash outflow from capital expenditure
and financial investment			(2.3)		(2.3)

Acquisition of business:
Acquisition of Zetters pools business		--		(1.4)
Acquisition expenses		--		(0.1)
Net cash acquired with business		--		0.7

Net cash outflow from acquisitions
and disposals			--		(0.8)

Cash inflow/(outflow) before management of liquid resources and finance			6.9		4.3

Financing:
Net loans repaid		(10.0)		(14.0)

Net cash outflow from financing			(10.0)		(14.0)

Decrease in net cash	8		(3.1)		(9.7)

Sportech PLC

Notes to the Preliminary Statement

For the year ended 31 December 2003

1.

Basis of reporting

a)

The preliminary results have been prepared on the basis of the accounting policies set out in the Group’s 2002 financial statements. The preliminary results have been drawn up for the 52 week period from 4 January 2003 to 2 January 2004 (2002, 52 week period).

b)

The preliminary results for the year ended 31 December 2003 are unaudited.

The financial information on pages 8 to 17 does not amount to full financial statements within the meaning of Section 240 of the Companies Act 1985 (as amended).

The comparative figures for the year ended 31 December 2002 do not constitute statutory accounts. These figures have been extracted from the audited accounts for that year which have been delivered to the Registrar of Companies and on which the auditors issued an unqualified report which did not contain a statement under either Section 237 (2) or (3) of the Companies Act 1985

Sportech PLC

Notes to the Preliminary Statement

For the year ended 31 December 2003

2. Segmental reporting

	2003	2002
	£m	£m
Turnover
Soft Gaming	106.2	112.2
Betting	101.7	83.1

Total Littlewoods Gaming	207.9	195.3
Technology Patents	--	--

	207.9	195.3

Profit/(loss) before taxation
Soft Gaming*	23.0	24.2
Betting	(3.1)	(2.0)

Total Littlewoods Gaming	19.9	22.2
Technology Patents	--	--

Operating profit before restructuring costs
and amortisation of goodwill	19.9	22.2

Restructuring costs **	(1.3)	(2.0)
Amortisation of goodwill **	(9.1)	(8.8)

Operating profit	9.5	11.4

Profit on sale of tangible fixed assets	--	1.4
Profit on sale of Technology Patents	0.6	--
Net interest payable and similar items	(6.6)	(8.2)

	3.5	4.6

*

- included within this in 2002 is £0.5m surplus on sale of

  the Pull Tabs lottery business

**

- principally Soft Gaming

Net assets/(liabilities)
Soft Gaming	45.5	43.5
Betting	(14.2)	(12.0)

Total Littlewoods Gaming	31.3	31.5
Technology Patents	--	--

	31.3	31.5

All turnover and profits are earned in the United Kingdom with the exception of the Profit on sale of Technology Patents, which arose in the USA.

Sportech PLC

Notes to the Preliminary Statement

For the year ended 31 December 2003

3. Net restructuring costs

	2003	2002
	£m	£m

Restructuring costs – operating	(1.3)	(2.0)
Profit on sale of tangible fixed assets – non-operating	--	1.4

	(1.3)	(0.6)

Restructuring costs relate to the transfer of the Zetters football pools operation from London to Liverpool and also to costs incurred in respect of a reorganisation following the disposal of the Technology Patents business.

During the prior year, the Group introduced new technology for the marking of football pools coupons. This technology is less labour and space intensive than the technology it replaced. In consequence, there was a significant reduction in staff requirements, and the restructuring costs of £2.0m comprise £1.8m of redundancy payments and £0.2m of other costs. The smaller scale of new coupon processing equipment also enabled processing to be concentrated in one of two football pools processing buildings. The surplus land and building was sold for redevelopment generating proceeds of £2.0m and realising a gain on disposal of £1.4m.

4. Profit on sale of Technology Patents

During the year the Group sold its portfolio of Technology Patents for $1.5m (£0.9m). Disposal costs of £0.3m resulted in a profit on sale of £0.6m.

.

5. Taxation

	2003	2002
	£m	£m

Current tax
UK corporation tax at 30% (2002: 30%)	3.4	3.2
Adjustments in respect of prior periods	--	(2.1)

Total current tax	3.4	1.1

Deferred tax
Current year	0.3	0.5
Adjustments in respect of prior periods	--	0.1

Total deferred tax	0.3	0.6

	3.7	1.7

Sportech PLC

Notes to the Preliminary Statement

For the year ended 31 December 2003

5. Taxation (Continued)

The tax for the period is higher (2002: lower) than the standard rate of corporation tax in the UK of 30%.  The differences are explained below:

	2003	2002
	£m	£m

Profit on ordinary activities before tax	3.5	4.6

Profit on ordinary activities multiplied by the standard rate
of corporation tax in the UK of 30% (2002: 30%)	1.0	1.4
Effects of:
Goodwill write-off not deductible for tax purposes	2.6	2.6
Other permanent differences	0.1	(0.3)
Origination and reversal of timing differences	(0.3)	(0.5)
Adjustments to tax in respect of prior periods	--	(2.1)

	3.4	1.1

6. Earnings per Share

The calculations of earnings per share are based on the following profits and numbers of shares.

		2003			2002

		Weighted			Weighted
		average	Per		average	Per
		number	Share		number	share
	Earnings	of shares	Amount	Earnings	of shares	amount
	£m	‘000	pence	£m	‘000	pence

Basic and diluted EPS
excluding goodwill
amortisation	8.9	592,074	1.49p	11.7	592,074	1.97p
Effect of goodwill
amortisation	(9.1)	592,074	(1.53)p	(8.8)	592,074	(1.48)p

Basic and diluted EPS	(0.2)	592,074	(0.04)p	2.9	592,074	0.49p

Sportech PLC

Notes to the Preliminary Statement

For the year ended 31 December 2003

7.  Reconciliation of operating profit to operating cash flows

	2003	2002
	£m	£m

Operating profit	9.5	11.4
Depreciation on tangible fixed assets	2.1	2.4
Amortisation of goodwill	9.1	8.8
Surplus on disposal of tangible fixed assets	--	(0.1)
Surplus on disposal of business	--	(0.5)
Decrease in stocks	0.1	0.1
Decrease/(increase) in trade debtors	0.4	(0.3)
Decrease in other debtors	--	0.4
Increase in prepayments	(1.9)	(2.5)
(Decrease)/increase in trade creditors	(1.0)	0.3
Decrease in other taxes	(0.2)	(1.2)
Increase/(decrease) in accruals and deferred income	0.5	(0.7)

Net cash inflow from operating activities	18.6	18.1

Included within cash balances is £nil (2002: £2.0m) of cash to which the Group had restricted access. This related to a deposit placed on the Isle of Man during 2002 in connection with the on-line casino business. This cash could only have been accessed with the permission of the Isle of Man government. Following the repayment of customer balances consequent upon the transfer of the on-line casino business to the Netherlands Antilles, this restriction has been removed.

Sportech PLC

Notes to the Preliminary Statement

For the year ended 31 December 2003

8. Analysis and reconciliation of net debt

	At			At
	1 January	Cash	Other	31 December
	2003	flow	movement	2003
	£m	£m	£m	£m

Cash at bank and in hand excluding
charity cash balances	4.3	(2.0)	--	2.3
Bank overdrafts	(5.7)	(1.2)	--	(6.9)

	(1.4)	(3.2)	--	(4.6)

Debt due within one year	(15.9)	16.0	(16.0)	(15.9)
Debt due after one year	(104.0)	(6.0)	16.0	(94.0)
Hire purchase contracts	--	--	(0.2)	(0.2)

	(119.9)	10.0	(0.2)	(110.1)

	(121.3)	6.8	(0.2)	(114.7)

	2003	2002
	£m	£m

Decrease in cash in period	(3.1)	(9.7)
Movement in charity cash	(0.1)	(0.5)

Change in net debt resulting from cash flows	(3.2)	(10.2)

New hire purchase contracts	(0.2)	--
Cash inflow from increase in loans	(6.0)	(2.0)
Cash outflow from reduction in loans	16.0	16.0
Amortisation of deferred loan arrangement fee	--	(0.1)

Movement in net debt for the period	6.6	3.7

At 1 January 2003	(121.3)	(125.0)

At 31 December 2003	(114.7)	(121.3)